Entera Bio Ltd. Kiryat Hadassah Minrav Building – Fifth Floor Jerusalem 9112002 Israel January 29, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Ms. Ada D. Sarmento Ms. Mary B. Breslin

Re:	Entera Bio Ltd. Registration Statement on Form F-1 Registration No. 333-221472

Dear Ms. Sarmento and Ms. Breslin,

Reference is made to our letter, filed as correspondence via EDGAR on January 19, 2018, in which we requested the acceleration of the effective date of the above-referenced registration statement for Tuesday, January 23, 2018, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Sincerely,

ENTERA BIO LTD.

By:	/s/ Phillip Schwartz
Name: Phillip Schwartz
Title: Chief Executive Officer

Via EDGAR

CC: Michael Kaplan, Davis Polk & Wardwell LLP

Sophia Hudson, Davis Polk & Wardwell LLP